SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               Stericycle, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  858912108
                                (CUSIP Number)

                              Larry N. Feinberg
                          C/O Oracle Partners, L.P.
                         712 Fifth Avenue, 45th Floor
                           New York, New York 10019
                                (212) 373-9200
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                March 1, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                           (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858912108                 13D                    Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                595,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                595,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                595,700
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Oracle Institutional Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                162,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                162,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                162,100
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oracle Investment Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                237,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                237,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                237,200
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                5,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                995,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                5,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                995,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,000,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer.

     This statement on Schedule 13D amends, supplements and restates the statement on Schedule 13G which was filed on February 23, 2000 with respect to the common stock (the "Common Stock") of Stericycle, Inc. (the "Company"). The Company's principal executive office is located at 28161 North Keith Drive, Lake Forest, Illinois 60045.


Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by Sam Oracle, Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore, and Oracle Management Company Employee Retirement Account (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of the Partnerships and the Investment Manager is 712 Fifth Avenue, New York, New York 10019. The business address of Mr. Feinberg is 712 Fifth Avenue, New York, New York 10019.

CUSIP No. 858912108                 13D                    Page 7 of 12 Pages

     (c) The principal business of each of the Partnerships is to invest in securities. The principal business of the Investment Manager is to serve as an investment manager to and exercise investment discretion over securities held by SAM Oracle, Oracle Offshore and the Retirement Plan. Mr. Feinberg is the general partner of the Partnerships, the sole shareholder and president of the Investment Manager and the trustee of the Foundation.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate number of shares of Common Stock, to which this statement relates, purchased and held and the net investment cost of such shares is as follows:

                            Aggregate #              Net Investment
        Name                 of Shares                     Cost
--------------------        -----------              --------------

Oracle Partners               595,700                  $7,690,157
Oracle Institutional          162,100                  $2,091,142
SAM Oracle                    182,300                  $2,421,914
Oracle Offshore                44,900                  $  649,768
Retirement Plan                10,000                  $  161,250
Investment Manager                  0                  $        0
Mr. Feinberg (as trustee
of the Foundation)               5,000                 $   80,625
Mr. Feinberg (for self)              0                 $        0

     The Investment Manager does not directly own any shares of Common Stock. The shares of Common Stock are held directly by the Partnerships over which Mr. Feinberg exercises investment discretion, and by SAM Oracle, Oracle Offshore and the Retirement Plan over each of which the Investment Manager, and ultimately Mr. Feinberg, exercises investment discretion, and by Mr. Feinberg (as trustee of the Foundation). The 1,000,000 shares of Common Stock held in the aggregate by the Partnerships, SAM Oracle, Oracle Offshore, the Retirement Plan and Mr. Feinberg (as trustee of the Foundation) were purchased in open market transactions at an aggregate cost of $13,094,856. The funds for the

CUSIP No. 858912108                 13D                    Page 8 of 12 Pages

purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general partner and limited partners. The funds for the purchase of the shares of Common Stock held by each of SAM Oracle and Oracle Offshore came from capital contributions by their respective shareholders. The funds for the purchase of the shares of Common Stock held by the Retirement Plan came from contributions into the Retirement Plan. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg (as trustee of the Foundation) came from the funds of the Foundation. The Common Stock beneficially owned by the Reporting Persons are held in margin accounts at Morgan Stanley & Co., Inc. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin used, if any, with respect to the Common Stock purchased and reported herein.

Item 4.     Purpose of the Transaction.

     The shares of Common Stock deemed to be beneficially owned by Mr. Feinberg (as trustee of the Foundation) and the Investment Manager were acquired by Mr. Feinberg (as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Investment Manager may in the future directly acquire shares of Common Stock in open market transactions, block purchases or otherwise. Mr. Feinberg (for itself or as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market transactions, block sales or purchases or otherwise. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is enumerated below.

                               Number of Shares             Percentage of
        Name                   of Common Stock              Common Stock
--------------------           ----------------             -------------

Oracle Partners                    595,700                       4.1%
Oracle Institutional               162,100                       1.1%
Investment Manager                 237,200                       1.6%
Mr. Feinberg                     1,000,000                       6.8%

          The approximate percentage of shares of Common Stock beneficially owned by each Reporting Person is based on the Company's most recent Form 10-Q

CUSIP No. 858912108                 13D                    Page 9 of 12 Pages

filed with the Securities and Exchange Commission, dated November 15, 1999, which indicates that as of November 10, 1999 there were 14,722,693 shares of the Company's Common Stock outstanding.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this statement.

          The Investment Manager does not directly own any of the Common Stock. The Investment Manager, however, may be deemed to beneficially own 237,200 shares of Common Stock by virtue of its investment advisory relationship with SAM Oracle, Oracle Offshore and the Retirement Plan, pursuant to which the Investment Manager provides discretionary investment advisory services to these entities.

          Mr. Feinberg directly owns, as trustee of the Foundation, only 5,000 shares of Common Stock. Mr. Feinberg, however, may be deemed to beneficially own 1,000,000 shares of Common Stock by virtue of serving as the general partner of the Partnerships and the trustee of the Foundation, and being the president and sole shareholder of the Investment Manager.

     (c) The following is a list of transactions involving the shares of Common Stock of the Company, engaged in during the 60 day period prior to and including March 1, 2000 by the Reporting Persons named herein, Sam Oracle, Oracle Offshore and the Retirement Plan.

                                           No. of Shares
          Name                 Date       Purchased/(Sold)         Price/Share
-------------------------    --------     ----------------         -----------

Oracle Partners              02/01/00          50,000                8.3400
                             02/23/00         123,900               16.1250
                             02/23/00             800               15.8750
                             02/24/00          15,100               17.7875
                             02/29/00           6,600               18.5625
                             02/29/00           5,000               18.4063
                             03/01/00           7,300               18.7500

Oracle Institutional         02/23/00          36,800               16.1250
                             02/23/00             200               15.8750
                             02/24/00           4,000               17.7875

SAM Oracle                   02/23/00          42,500               16.1250
                             02/23/00             200               15.8750
                             02/24/00           4,700               17.7875
                             02/29/00           2,500               18.5625
                             02/29/00           8,000               18.4063
                             03/01/00           2,200               18.7500

CUSIP No. 858912108                 13D                    Page 10 of 12 Pages

Oracle Offshore              02/23/00          10,500               16.1250
                             02/23/00             100               15.8750
                             02/24/00           1,200               17.7875
                             02/29/00             900               18.5625
                             02/29/00           7,000               18.4063
                             03/01/00             500               18.7500

Retirement Plan              02/23/00          10,000               16.1250

Investment Manager            none             none                  none

Mr. Feinberg (as trustee
of the Foundation)           02/23/00          5,000                16.1250

Mr. Feinberg (for self)      02/01/00        (50,000)                8.3400

          The Common Stock purchases listed above were made through brokerage transactions in the open market in the ordinary course of business.

     (d) Sam Oracle, Oracle Offshore and the Retirement Plan, each clients of the Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this statement.

     (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 858912108                 13D                    Page 11 of 12 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 14, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.

CUSIP No. 858912108                 13D                    Page 12 of 12 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  March 14, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.